EXHIBIT 4.3

CREDIT AGREEMENT

This Credit Agreement (this “Agreement”) is made and entered into effective as of April 3, 2006, by and between Reliance Steel & Aluminum Co., a California corporation (“Reliance”), and RSAC Management Corp., a California corporation (“Management” and, together with Reliance, “Lenders”), on the one hand, and Earle M. Jorgensen Company, a Delaware corporation formerly known as RSAC Acquisition Corp. (“Borrower”), on the other hand.

RECITALS

A. Pursuant to that Agreement and Plan of Merger (the “Merger Agreement”) dated January 17, 2006, Earle M. Jorgensen Company, a Delaware corporation (“EMJ”), merged with and into Borrower and became a wholly-owned subsidiary of Reliance effective as of the date of this Agreement.

B. In accordance with the Merger Agreement and that Credit Agreement dated June 13, 2005 by and among Reliance, Management, Bank of America, N.A., as agent, and the lenders identified on Schedule A thereto, as amended (“Lenders’ Credit Agreement”), Reliance paid off and terminated EMJ’s credit facility with Deutsche Bank Trust Company Americas and certain other lenders.

C. Borrower continues to need available financing for working capital and general corporate purposes, and Lenders are willing to make available a revolving line of credit to Borrower.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants, undertakings and promises contained in this Agreement, Lenders and Borrower hereby agree as follows:

1. Facility Type and Limits. Lenders shall make available to Borrower revolving credit facilities of up to the lesser of (i) an aggregate principal amount of Eighty Million Dollars ($80,000,000.00) or (ii) such amount as may be permitted from time to time under Lenders’ Credit Agreement (the “Maximum Principal Amount”) for the following:

a.	Overdraft facility or other advances of up to Eighty Million Dollars ($80,000,000.00) for a maximum of twenty-four (24) months bearing interest at a rate equal to Lenders’ average cost of funds for the prior calendar quarter under Lenders’ Credit Agreement, plus 0.5%.

b.

Arranging or otherwise providing letters of credit or guaranties of up to Twenty Million Dollars ($20,000,000.00), but no more than permitted under Lenders’ Credit Agreement, for a maximum of twenty-four (24)

months at a cost equal to Lenders’ cost of funds for the specific letter of credit plus 0.25% per month, payable at time of issuance.

Notwithstanding anything herein to the contrary, Lenders shall not, and shall not be obligated to, make any credit facilities available to Borrower if it would result in Lenders being in breach of any provision of Lenders’ Credit Agreement (including, but not limited to, Section 7.18 thereof).

The revolving credit facilities described above shall hereinafter collectively be referred to as the “Facilities”. The aggregate of the principal amounts outstanding under the Facilities shall not exceed the Maximum Principal Amount at any time. The Facilities are granted on an uncommitted basis and are repayable on demand.

2. Purpose. The amounts borrowed under the Facilities shall be used for working capital and general corporate purposes. Lenders shall not be obligated to monitor or verify the use of the amount borrowed.

3. Security. At the request of Lenders, the Facilities shall be secured and Borrower shall grant a security interest in and lien upon all assets of Borrower that are not identified as collateral of that Indenture dated May 22, 2002 between Borrower’s predecessor and The Bank of New York Trust Company, N.A., as successor Trustee to The Bank of New York, pursuant to which 9 3/4% Senior Secured Notes were issued by EMJ. The security interest shall be in the form and substance that is reasonably satisfactory to the Lenders and to Lenders’ lenders.

4. Repayment on Demand. The Facilities are repayable on demand but in any event no later than twenty-four (24) months from the date hereof, are subject to Lenders’ periodic review and may be modified or terminated, as a whole or in part, at Lenders’ sole discretion without prior notice, at which time all outstanding amounts owing under the Facilities shall become immediately due and payable. In the event any demand for repayment is made or Lenders terminate the Facilities, Borrower shall promptly:

a.	Repay all outstanding amounts to Lenders, together with interest thereon; and

b.	Pay to Lenders an amount equal to the full face value of advances made, instruments issued or purchased or drafts accepted pursuant to the Facilities but not yet matured or presented.

All payments are to be made in United States dollars. Any undrawn portion of the Facilities may be cancelled by Lenders at any time.

5. Set-Off. Borrower agrees that in addition to a right of set-off or similar right that the Lenders may be entitled to by law, Lenders may at any time, with prior notice to Borrower, apply any credit balance (whether or not then due or payable) to which Borrower is at any time legally or beneficially entitled on any account and any sums held to Borrower’s order in any account that Lenders may be legally entitled to access at any bank or financial institution in any jurisdiction regardless of the place of payment or currency of such obligation, in or toward satisfaction of Borrower’s liabilities to Lenders. For this purpose, Lenders are hereby authorized to purchase with the funds or monies standing to the credit of any such account such other currencies as may be necessary to effect the application.

6. Indemnity and Waiver of Consequential Damages.

a.	Borrower shall, on demand, indemnify Lenders against any claims, losses, liabilities or costs and expenses (including attorney’s fees and legal costs and tax on any such costs and expenses) sustained or incurred by Lenders arising from or in connection with the grant of the Facilities, the transactions contemplated hereby and the enforcement by Lenders of any of their rights under this Agreement, except to the extent resulting from any Lenders’ own gross negligence or willful misconduct.

b.	In no event shall either Lender be liable on any theory of liability for any special, indirect, consequential or punitive damages, and Borrower hereby waives, releases and agrees not to sue either Lender on any claim for any such damages, whether or not accrued and whether or not known or suspected to exist in Borrower’s favor.

7. Default Interest. Borrower shall on demand pay default interest to Lenders on any sum due under this Agreement from the due date to the date of actual payment (as well as after any judgment on any claim made by Lenders), at the rate of two percent (2%) per annum above the rate of interest applicable to the relevant Facility as it may vary from time to time, calculated on a day to day basis, but no more than the maximum allowed by law. Lenders shall be entitled to interest on any overdue amounts so long as any interest or overdue amount remains unpaid.

8. Replacement Revolver Credit Agreement. Upon the Effective Date (as hereinafter defined), this Agreement shall constitute and be deemed to be a “Revolver Credit Agreement” as defined in that Indenture dated May 22, 2002, as amended by that First Supplemental Indenture dated April 3, 2006 (the “Indenture”), by and between Borrower and The Bank of New York Trust Company, N.A., as successor Trustee to The Bank of New York, and Lenders and Lenders’ agent(s), if any, hereby agree to be bound by the terms of the Intercreditor Agreement dated May 22, 2002 by and between Borrower and The Bank of New York Trust Company, N.A., as successor Trustee. Lenders hereby appoint Management as the Revolver Agent under such Intercreditor Agreement.

9. Governing Law and Jurisdiction. This Agreement shall be governed by and construed in accordance with laws of the state of California. Borrower irrevocably agrees that the courts in the state of California, both federal and state courts, have jurisdiction to settle any disputes that may arise out of or in connection with this Agreement and that any legal action or proceedings arising out of or in connection with this Agreement may be brought in those courts and Borrower irrevocably submits to the non-exclusive jurisdiction of such courts.

10. Other Terms. Certain of the Facilities may be governed by and subject to additional terms and conditions contained in transaction documents specific to the type of Facility and agreed to by Borrower in writing.

11. Offer. This Agreement shall constitute an offer that may be accepted by Borrower by execution of a duplicate copy of this Agreement and returning it to Lenders on or before April 10, 2006 (the date of return to Lenders of such executed duplicate copy, the “Effective Date”). This offer will lapse at the close of business on April 10, 2006 unless extended by Lenders.

IN WITNESS WHEREOF, the undersigned have executed this Agreement to be effective as of the date first set forth above.

BORROWER:	EARLE M. JORGENSEN COMPANY, a Delaware corporation formerly known as RSAC Acquisition Corp.

	By:	/s/ WILLIAM S. JOHNSON
William S. Johnson Vice President, Chief Financial Officer and Secretary

LENDERS:	RELIANCE STEEL & ALUMINUM CO.

	By:	/s/ DAVID H. HANNAH
David H. Hannah Chief Executive Officer

	By:	/s/ KARLA LEWIS
Karla Lewis Executive Vice President and Chief Financial Officer

RSAC MANAGEMENT CORP.

	By:	/s/ KARLA LEWIS
Karla Lewis Executive Vice President and Chief Financial Officer

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